SAMSUNG ELECTRONICS

SAMSUNG ELECTRONICS CO., LTD.
Samsung Main Building
250, 2-Ka, Taepyung-Ro, Chung-Ku,
Seoul, Korea 100-742
TEL : 727-7721, FAX : 727-7360

December 27, 2005

VIA AIR COURIER

Securities and Exchange Commission
Office of International Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Samsung Electronics Co., Ltd.
Commission File No. 82-3109
Information Furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The following information is provided by Samsung Electronics Co., Ltd. to supplement the submission of documents pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. The enclosed documents (Shareholding Change of a BOD Member) should bring your file on our company up to date.

Should you have any questions with respect to the foregoing, please do not hesitate to call Mr. Jinduk Han of Cleary, Gottlieb, Steen & Hamilton, U.S. counsel to Samsung Electronics Co., Ltd. at (852) 2532-3723. Thank you.

Very truly yours,

Sean Kim
Manager
Investor Relations Team
Samsung Electronics
Tel) +82-2-727-7531
Fax) +82-2-727-7427
Email) seanway.kim@samsung.com

SAMSUNG
ELECTRONICS

Shareholding Change of a BOD Member

Vice chairman & CEO Jong Yong Yun exercised his stock options on December 8 and 19, 2005, increasing his shareholdings in Samsung Electronics by 20,000 shares each for a total of 40,000 shares (strike price of KRW 197,100 per share). Thereafter, he sold 27,293 shares on the open market for the period from December 8 to 22, 2005. As of December 23, 2005, his shareholdings are 26,300 shares.

RECEIVED
2005 DEC 30 P 1: 14
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

SAMSUNG ELECTRONICS

SAMSUNG ELECTRONICS CO., LTD.
Samsung Main Building
250, 2-Ka, Taepyung-Ro, Chung-Ku,
Seoul, Korea 100-742
TEL : 727-7721, FAX : 727-7360

December 27, 2005

VIA AIR COURIER

Securities and Exchange Commission
Office of International Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Samsung Electronics Co., Ltd.
Commission File No. 82-3109
Information Furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The following information is provided by Samsung Electronics Co., Ltd. to supplement the submission of documents pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. The enclosed documents (Lawsuit against Samsung Electronics and its affiliates regarding Samsung Motors) should bring your file on our company up to date.

Should you have any questions with respect to the foregoing, please do not hesitate to call Mr. Jinduk Han of Cleary, Gottlieb, Steen & Hamilton, U.S. counsel to Samsung Electronics Co., Ltd. at (852) 2532-3723. Thank you.

Very truly yours,

Sean Kim
Manager
Investor Relations Team
Samsung Electronics
Tel) +82-2-727-7531
Fax) +82-2-727-7427
Email) seanway.kim@samsung.com

SAMSUNG
ELECTRONICS

Lawsuit against Samsung Electronics and its affiliates regarding Samsung Motors

On December 22, 2005, the creditors of Samsung Motors filed a lawsuit against Samsung Electronics and its affiliates for their failure to carry out the agreement with the creditors.

▫ **Details**

1. Legal parties
   - Plaintiff: Thirteen creditors of Samsung Motors including Seoul Guarantee Insurance
   - Defendant: Samsung Electronics and its affiliates
2. Court of jurisdiction: Seoul District Court
3. The creditors call on the companies to pay KRW 2,450,000,000,000 of the motor company's debt, KRW 2,287,964,383,561 of penalty, and delinquency interest.